Exhibit 99.27
FORM 51-102F3
MATERIAL CHANGE REPORT
1.Name and Address of Company
OceanaGold Corporation (the "Company" or "OceanaGold")
400 Burrard St., Suite 1020
Vancouver
British Columbia V6C 3A6
2.Date of Material Change
June 23, 2025
3.News Release
The news release issued with respect to the material change was disseminated through Newswire on June 19, 2025, and a copy was filed under the Company's profile on SEDAR+.
4Summary of Material Change
Effective June 23, 2025, OceanaGold consolidated its common shares on the basis of three (3) pre-consolidation common shares for one (1) post-consolidation common share.
5.Full Description of Material Change
5.1.Full Description of Material Change
On June 23, 2025 (the "Effective Date"), the Company consolidated its common shares (the "Common Shares") on the basis of three (3) pre-consolidation common shares for one (1) post-consolidation common share (the "Consolidation").
The shareholders of OceanaGold approved the Consolidation at the Annual General and Special Meeting held on June 4, 2025.
The Company is considering a dual listing of its common shares on a major U.S. exchange, including the New York Stock Exchange, in the first half of 2026. The Company believes a U.S. listing could lead to increased interest by a wider audience of potential investors and result in increased marketability and trading liquidity. The motivation of the Consolidation is to raise the per share trading price of the Company's common shares to better comply with minimum trading price requirements of such exchanges.
OceanaGold's post-consolidation common shares were posted for trading on the Toronto Stock Exchange at the opening of trading on the Effective Date under the current symbol "OGC" and new CUSIP number 675222400.
Following completion of the Consolidation on the Effective Date, the Company has 231,126,566 common shares issued and outstanding. The exercise or conversion price of all performance rights and deferred share units was proportionately adjusted reflecting the Consolidation ratio. No fractional post-consolidation common shares were issued in effect with the Consolidation. Any fractional common share interest of 0.50 or more arising from the Consolidation was rounded up to the nearest whole number, and any fractional common share interest of less than 0.50 was cancelled.
Registered shareholders holding pre-Consolidation common shares through the Direct Registration System ("DRS") will be automatically sent a DRS advice by the Company's transfer agent, Computershare Investor Services Inc. ("Computershare"), representing the number of post-Consolidation common shares they hold following the Consolidation and no further action is required to be taken. Beneficial shareholders holding their common shares through intermediaries such as a broker, trustee or other financial institution should note that such intermediaries may have different procedures for processing the Consolidation than those put in place by the Company for the registered shareholders. Beneficial shareholders who have questions regarding how their common shares will be processed in connection with the Consolidation should contact their intermediaries. Registered shareholders holding their pre-Consolidation common shares in certificate forms will receive a letter of transmittal from Computershare containing instructions on how to exchange their pre-consolidation share certificates for post-Consolidation shares.
5.2.Disclosure for Restructuring Transactions
Not applicable.
6.Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
7.Omitted Information
Not applicable.
8.Executive Officer
For further information, please contact:
Liang Tang, Executive VP, General Counsel and Company Secretary
Email: companysecretary@oceanagold.com
Haley Mayers, VP, Investor Relations
Tel: +1 604-678-4097
Email: ir@oceanagold.com
9.Date of Report
June 24, 2025